FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1934

                           For the 20th of April, 2006

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                       ----------------------------------
                  (Translation of registrant's name in English)


                                 7 Atir Yeda St.
                             Kfar Saba 44425, Israel
                             -----------------------
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                 Form 20-F      X              Form 40-F
                            -----------                   ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                           No     X
                      -----------                  ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                                EXPLANATORY NOTE

This Amendment No. 1 is being furnished by the Registrant, as an amendment to the Reports on Form 6-K furnished with the Securities and Exchange Commission on January 31, 2005, October 27, 2004, July 19, 2004 and May 3, 2004, to provide revised financial results of the Registrant for the fiscal periods described therein which give effect to the consolidation of a venture with a flash partner into the Registrant's financial statements.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           M-Systems Flash Disk Pioneers Ltd.
                                      ------------------------------------------
                                                    (Registrant)

Date:  April 20, 2006                 By: /s/ Donna Gershowitz
       ------------------                 --------------------------------------
                                          General Counsel

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. dollars in thousands, except share and per share data

                                    ---------------------------------------------------------------------------------------
                                                                             2004
                                    ---------------------------------------------------------------------------------------
                                                                    AS PREVIOUSLY REPORTED
                                    ---------------------------------------------------------------------------------------
                                                               QUARTERS ENDED                                 YEAR ENDED
                                    ---------------------------------------------------------------------    --------------
                                       MARCH 31          JUNE 30        SEPTEMBER 30       DECEMBER 31        DECEMBER 31
                                    ---------------   --------------   ---------------    ---------------    --------------
Revenues                            $       63,548    $      84,189    $       85,725     $      114,089     $     347,551

Costs and expenses:

   Cost of goods sold                       47,022           63,740            64,715             89,322           264,799
   Research and development, net             4,629            5,977             6,670              7,558            24,834
   Selling and marketing                     7,480            8,246             7,620              7,731            31,077
   General and administrative                1,464            1,625             1,626              2,056             6,771
                                    ---------------   --------------   ---------------    ---------------    --------------

Total costs and expenses                    60,595           79,588            80,631            106,667           327,481
                                    ---------------   --------------   ---------------    ---------------    --------------

Operating income                             2,953            4,601             5,094              7,422            20,070
Financial income, net                          711              813             1,017              1,356             3,897
Other income, net                                -                -                 -                183               183
                                    ---------------   --------------   ---------------    ---------------    --------------

Income before minority interest
   in earnings of a subsidiary               3,664            5,414             6,111              8,961            24,150
Minority interest in earnings of
   a subsidiary                                  -                -                 -                  -                 -
                                    ---------------   --------------   ---------------    ---------------    --------------

Net income                          $        3,664    $       5,414    $        6,111     $        8,961     $      24,150
                                    ===============   ==============   ===============    ===============    ==============

Basic net earnings per share        $         0.12    $        0.15    $         0.17     $         0.25     $        0.71
                                    ===============   ==============   ===============    ===============    ==============

Diluted net earnings per share      $         0.11    $        0.14    $         0.16     $         0.24     $        0.66
                                    ===============   ==============   ===============    ===============    ==============

Weighted average number of shares
   used in computing basic net
   earnings per share                   31,354,098       35,024,437        35,116,012         35,288,020        34,195,642
                                    ===============   ==============   ===============    ===============    ==============

Weighted average number of shares
   used in computing diluted net
   earnings per share                   34,455,969       37,757,393        37,315,848         37,763,263        36,823,118
                                    ===============   ==============   ===============    ===============    ==============

**TABLE CONTINUED**

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. dollars in thousands, except share and per share data

                                     ---------------------------------------------------------------------------------------
                                                                              2004
                                     ---------------------------------------------------------------------------------------
                                                                          AS RESTATED
                                     ---------------------------------------------------------------------------------------
                                                               QUARTERS ENDED                                  YEAR ENDED
                                     --------------------------------------------------------------------    ---------------
                                       MARCH 31          JUNE 30         SEPTEMBER 30      DECEMBER 31        DECEMBER 31
                                     --------------   --------------    ---------------   ---------------    ---------------
Revenues                             $      70,702    $      94,814     $       95,760    $      155,284     $      416,560

Costs and expenses:

   Cost of goods sold                       52,369           69,449             65,684           115,818            303,320
   Research and development, net             4,629            5,977              6,670             7,558             24,834
   Selling and marketing                     7,480            8,246              7,620             7,731             31,077
   General and administrative                1,497            1,625              1,656             2,126              6,904
                                     --------------   --------------    ---------------   ---------------    ---------------

Total costs and expenses                    65,975           85,297             81,630           133,233            366,135
                                     --------------   --------------    ---------------   ---------------    ---------------

Operating income                             4,727            9,517             14,130            22,051             50,425
Financial income, net                          711              849                993             1,367              3,920
Other income, net                                -                -                  -               183                183
                                     --------------   --------------    ---------------   ---------------    ---------------

Income before minority interest
   in earnings of a subsidiary               5,438           10,366             15,123            23,601             54,528
Minority interest in earnings of
   a subsidiary                            (1,774)          (4,952)            (9,012)          (14,640)           (30,378)
                                     --------------   --------------    ---------------   ---------------    ---------------

Net income                           $       3,664    $       5,414     $        6,111    $        8,961     $       24,150
                                     ==============   ==============    ===============   ===============    ===============

Basic net earnings per share         $        0.12    $        0.15     $         0.17    $         0.25     $         0.71
                                     ==============   ==============    ===============   ===============    ===============

Diluted net earnings per share       $        0.11    $        0.14     $         0.16    $         0.24     $         0.66
                                     ==============   ==============    ===============   ===============    ===============

Weighted average number of shares
   used in computing basic net
   earnings per share                   31,354,098       35,024,437         35,116,012        35,288,020         34,195,642
                                     ==============   ==============    ===============   ===============    ===============

Weighted average number of shares
   used in computing diluted net
   earnings per share                   34,455,969       37,757,393         37,315,848        37,763,263         36,823,118
                                     ==============   ==============    ===============   ===============    ===============

**TABLE COMPLETE**

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. dollars in thousands

                                                                                            2004
                                                         --------------------------------------------------------------------------
                                                                                  AS PREVIOUSLY REPORTED
                                                         --------------------------------------------------------------------------
                                                            MARCH 31            JUNE 30           SEPTEMBER 30       DECEMBER 31
                                                         ---------------     ---------------     ---------------    ---------------
ASSETS
   Cash, cash equivalents, short-term bank deposits and
      marketable securities                              $      201,224      $      180,004      $      162,446     $      174,713
   Trade receivables, net                                        18,593              17,396              29,265             41,503
   Related party trade receivables                                    -                   -               4,054                  -
   Inventories                                                   80,400              86,405              79,061             56,160
   Other accounts receivable and prepaid expenses                 3,669               3,034               3,608              3,962
   Severance pay funds                                            2,614               2,833               2,870              3,397
   Long-term investments and long-term receivables               11,102              11,221              11,179             11,183
   Investment in a Venture                                        1,683               2,037               7,227              8,988
   Property and equipment, net                                   18,025              18,689              19,561             20,203
   Other assets, net                                                555                 542               1,731              1,340
                                                         ---------------     ---------------     ---------------    ---------------
Total assets                                             $      337,865      $      322,161      $      321,002     $      321,449
                                                         ===============     ===============     ===============    ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                        $       46,171      $       30,960      $       25,337     $       19,488
   Related party trade payables                                   6,182               1,358                   -              6,027
   Deferred revenues                                             29,192              24,801              19,572              4,625
   Other accounts payable and accrued expenses                   12,268              14,220              17,779             21,493
                                                         ---------------     ---------------     ---------------    ---------------

Total current liabilities                                        93,813              71,339              62,688             51,633
                                                         ---------------     ---------------     ---------------    ---------------

LONG-TERM LIABILITIES:
   Accrued severance pay                                          3,296               3,612               3,644              4,263
   Other long-term liabilities                                        -                   -                 768                488
                                                         ---------------     ---------------     ---------------    ---------------

Total long-term liabilities                                       3,296               3,612               4,412              4,751
                                                         ---------------     ---------------     ---------------    ---------------

MINORITY INTEREST IN SUBSIDIARY                                       -                   -                   -                  -
                                                         ---------------     ---------------     ---------------    ---------------

SHAREHOLDERS' EQUITY
   Share capital                                                     10                  10                  10                 10
   Additional paid-in capital                                   293,273             294,313             294,894            297,096
   Accumulated deficit                                         (52,527)            (47,113)            (41,002)           (32,041)
                                                         ---------------     ---------------     ---------------    ---------------

Total shareholders' equity                                      240,756             247,210             253,902            265,065
                                                         ---------------     ---------------     ---------------    ---------------
Total liabilities and shareholders' equity               $      337,865      $      322,161      $      321,002     $      321,449
                                                         ===============     ===============     ===============    ===============


**TABLE CONTINUED**

                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. dollars in thousands

                                                                                           2004
                                                         --------------------------------------------------------------------------
                                                                                        AS RESTATED
                                                         --------------------------------------------------------------------------
                                                            MARCH 31           JUNE 30          SEPTEMBER 30         DECEMBER 31
                                                         ---------------    ---------------    ---------------     ----------------
ASSETS
   Cash, cash equivalents, short-term bank deposits and
      marketable securities                              $      201,434     $      187,267     $      164,830      $       181,037
   Trade receivables, net                                        25,210             21,643             47,517               61,373
   Related party trade receivables                                    -                  -                  -                    -
   Inventories                                                   81,270             92,241            100,073               59,415
   Other accounts receivable and prepaid expenses                 3,674              3,046              4,064                5,540
   Severance pay funds                                            2,614              2,833              2,870                3,397
   Long-term investments and long-term receivables               11,102             11,221             11,179               11,183
   Investment in a Venture                                            -                  -                  -                    -
   Property and equipment, net                                   18,025             18,689             19,561               20,203
   Other assets, net                                                555                542              1,731                1,340
                                                         ---------------    ---------------    ---------------     ----------------
Total assets                                             $      343,884     $      337,482     $      351,825      $       343,488
                                                         ===============    ===============    ===============     ================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                        $       56,679     $       45,603     $       48,503      $        39,957
   Related party trade payables                                       -                  -                  -                    -
   Deferred revenues                                             29,192             24,801             19,572                4,625
   Other accounts payable and accrued expenses                   12,268             14,220             17,779               21,493
                                                         ---------------    ---------------    ---------------     ----------------

Total current liabilities                                        98,139             84,624             85,854               66,075
                                                         ---------------    ---------------    ---------------     ----------------

LONG-TERM LIABILITIES:
   Accrued severance pay                                          3,296              3,612              3,644                4,263
   Other long-term liabilities                                        -                  -                768                  488
                                                         ---------------    ---------------    ---------------     ----------------

Total long-term liabilities                                       3,296              3,612              4,412                4,751
                                                         ---------------    ---------------    ---------------     ----------------

MINORITY INTEREST IN SUBSIDIARY                                   1,693              2,036              7,657                7,597
                                                         ---------------    ---------------    ---------------     ----------------

SHAREHOLDERS' EQUITY
   Share capital                                                     10                 10                 10                   10
   Additional paid-in capital                                   293,273            294,313            294,894              297,096
   Accumulated deficit                                         (52,527)           (47,113)           (41,002)             (32,041)
                                                         ---------------    ---------------    ---------------     ----------------

Total shareholders' equity                                      240,756            247,210            253,902              265,065
                                                         ---------------    ---------------    ---------------     ----------------
Total liabilities and shareholders' equity               $      343,884     $      337,482     $      351,825       $      343,488
                                                         ===============    ===============    ===============     ================

**TABLE COMPLETE**